UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

Acuitas Capital LLC

Humanitario Capital LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,767,882
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,767,882

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,767,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.35%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 83,286,571 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 42,500,678 Shares issued and outstanding as of March 27, 2024, as previously disclosed by the Company to the Reporting Persons, (ii) an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof, (iii) 3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash), and (iv) 3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in further detail in Item 5 below. The beneficial ownership does not reflect the transactions contemplated by the Sixth Amendment, each of which does not take effect unless and until the Stockholder Approval Effective Date occurs, as previously described in Item 4 of the Original Statement. The Stockholder Approval Effective Date has not occurred as of the date of this Amendment.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,666,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,666,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[2]	Based on 49,167,346 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 42,500,678 Shares issued and outstanding as of March 27, 2024, as previously disclosed by the Company to the Reporting Persons, (ii) 3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash), and (iii) 3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in further detail in Item 5 below. The beneficial ownership does not reflect the transactions contemplated by the Sixth Amendment, each of which does not take effect unless and until the Stockholder Approval Effective Date occurs, as previously described in Item 4 of the Original Statement. The Stockholder Approval Effective Date has not occurred as of the date of this Amendment.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Humanitario Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,963,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,963,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,963,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.81%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[2]	Based on 151,382,140 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 42,500,678 Shares issued and outstanding as of March 27, 2024, as previously disclosed by the Company to the Reporting Persons, and (ii) an aggregate of 108,881,462 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 90,548,129 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.3442 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 below), as described in further detail in Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 178,731,530
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 178,731,530
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,731,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.01%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 192,168,033 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 42,500,678 Shares issued and outstanding as of March 27, 2024, as previously disclosed by the Company to the Reporting Persons, (ii) an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof, (iii) an aggregate of 108,881,462 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 90,548,129 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.3442 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 below), (iv) 3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash), and (v) 3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in further detail in Item 5 below. The beneficial ownership does not reflect the transactions contemplated by the Sixth Amendment, each of which does not take effect unless and until the Stockholder Approval Effective Date occurs, as previously described in Item 4 of the Original Statement. The Stockholder Approval Effective Date has not occurred as of the date of this Amendment.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 6 of 11 Pages

AMENDMENT NO. 23 TO SCHEDULE 13D

This Amendment No. 23 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), Acuitas Capital LLC, a Delaware limited liability company and a wholly owned subsidiary of Acuitas (“Acuitas Capital”), Humanitario Capital LLC, a Puerto Rico limited liability company (“Humanitario”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, Amendment No. 18 to Schedule 13D filed on June 27, 2023, Amendment No. 19 to Schedule 13D filed on November 2, 2023, Amendment No. 20 to Schedule 13D filed on November 15, 2023, Amendment No. 21 to Schedule 13D filed on December 20, 2023 and Amendment No. 22 to Schedule 13D filed on April 1, 2024 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of Ontrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 below, which information is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on March 28, 2024, Acuitas Capital, the Company, certain of the Company’s subsidiaries and U.S. Bank Trust Company, National Association, entered into the Sixth Amendment (the “Sixth Amendment”) to the Master Note Purchase Agreement, dated as of April 15, 2022, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022, that certain Third Amendment made as of December 30, 2022, that certain Fourth Amendment made as of June 23, 2023 and that certain Fifth Amendment made as of October 31, 2023 (as amended by the Sixth Amendment, the “Keep Well Agreement”).

Pursuant to the terms of the Sixth Amendment, on April 5, 2024, the Company issued and sold to Acuitas Capital, and Acuitas Capital purchased from the Company, a Demand Note (as previously defined in the Original Statement) with a principal amount of $1.5 million (the “Initial Demand Note”), in the form attached as Exhibit A to the Sixth Amendment, as previously filed as Exhibit 99.28 to the Original Statement. As previously disclosed, under the terms of the Sixth Amendment, in connection with each Demand Note purchased by Acuitas Capital from the Company, the Company will issue to Acuitas Capital (or an entity affiliated with Acuitas Capital, as designated by Acuitas Capital) a Demand Warrant (as previously defined in the Original Statement) to purchase such number of Shares that results in 200% warrant coverage. Under the terms of the Sixth Amendment, unless and until the Stockholder Approval Effective Date (as previously defined in the Original Statement) occurs, the Company will not issue any Demand Warrant and will not issue any Shares in connection with the conversion of any Demand Note.

Also as previously disclosed, in connection with the Sixth Amendment, on March 28, 2024, the Company and Humanitario entered into a waiver and agreement (the “Warrant Waiver”), pursuant to which the exercise price of the Private Placement Warrant (as previously defined in the Original Statement) then in effect was reduced to $0.36 at the time the Company entered into the Sixth Amendment.

Under the terms of the Warrant Waiver, if $0.36 is greater than the lowest volume-weighted average price (“VWAP”) of the Company’s common stock on any trading day during the five trading day period immediately following the public announcement of the Company entering into the Sixth Amendment (the “Restricted Transaction Measuring Period”), the exercise price of the Private Placement Warrant will be further reduced to the lowest VWAP on any trading day during the Restricted Transaction Measuring Period.

According to the Form 8-K filed by the Company on April 8, 2024 (the “April 2024 Form 8-K”), the lowest VWAP on any trading day during the Restricted Transaction Measuring Period was $0.3442. Accordingly, pursuant to the terms of the Warrant Waiver, the exercise price of the Private Placement Warrant was further reduced to (and currently is) $0.3442 per share, subject to further adjustment in accordance with the terms of the Warrant Waiver and the Private Placement Warrant. In accordance with the terms of the Private Placement Warrant, upon each adjustment of the exercise price of the Private Placement Warrant, the number of Shares issuable upon exercise of the Private Placement Warrants (the “Warrant Shares”) then in effect will increase proportionately so that after each such adjustment of the exercise price, the aggregate exercise price payable upon exercise of the Private Placement Warrant then in effect for the adjusted number of Warrant Shares will be the same as the aggregate exercise price in effect immediately prior to each such adjustment of the exercise price (without regard to any limitations on exercise contained in the Private Placement Warrant). Accordingly, pursuant to the terms of the Warrant Waiver, the number of Warrant Shares issuable upon exercise of the Private Placement Warrants increased to (and currently is) 90,548,129 Shares, subject to further adjustment in accordance with the terms of the Warrant Waiver and the Private Placement Warrant.

According to the April 2024 Form 8-K, concurrently with the adjustments to the exercise price of the Private Placement Warrant and the Warrant Shares issuable upon exercise thereof pursuant to the terms of the Warrant Waiver (as described above), the exercise price of the Public Offering Warrants (as previously defined in the Original Statement) then in effect was reduced to (and currently is) $0.3442 per share pursuant to the terms of certain waiver and consent agreements between the Company and the holders of the Public Offering Warrants.

As previously disclosed, under the terms of the Sixth Amendment, if the exercise price of the Public Offering Warrants after giving effect to all adjustments thereto in accordance with the terms thereof, including, without limitation, as a result of the issuance of any Demand Note and/or Demand Warrant and/or the issuance of the New Keep Well Warrants (As previously defined in the Original Statements), is lower than the initial exercise price of such Demand Warrant or such New Keep Well Warrants, as applicable, then the exercise price of such Demand Warrant and/or the exercise price of all of the New Keep Well Warrants, as applicable, will be reduced to the exercise price of the Public Offering Warrants, as so adjusted, and will be subject to further adjustments in accordance with their respective terms. As a result of the reduction of the exercise price of the Public Offering Warrants described above, pursuant to the terms of the Sixth Amendment, the initial exercise price of the Demand Warrant issued in connection with the Initial Demand Note and each New Keep Well Warrant issued in exchange for each Replaced Keep Well Warrant (each as previously defined in the Original Statement), in each case, if and when issued, will be $0.3442 per share, which is subject to further adjustment in accordance with the terms of the Sixth Amendment and, as applicable, such Demand Warrant or such New Keep Well Warrant.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

Acuitas

All percentages of Shares outstanding contained herein with respect to Acuitas are based on 83,286,571 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) (without giving effect to the transactions contemplated by the Sixth Amendment, each of which does not take place unless and until the Stockholder Approval Effective Date occurs), calculated as the sum of:

(i)	42,500,678 Shares issued and outstanding as of March 27, 2024, as previously disclosed by the Company to the Reporting Persons;

(ii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof;

(iii)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (as previously defined in the Original Statement) (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(iv)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

As of April 10, 2024, Acuitas may be deemed to have beneficial ownership of 42,767,882 Shares, consisting of:

(i)	an aggregate of 1,981,989 Shares owned by Acuitas as of the date hereof;

(ii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof;

(iii)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(iv)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

The Shares beneficially owned by Acuitas represents approximately 51.35% of the total number of Shares outstanding as of April 10, 2024. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 42,767,882 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 6,666,668 Shares with Acuitas Capital and Mr. Peizer.

Acuitas Capital

All percentages of Shares outstanding contained herein with respect to Acuitas Capital are based on 49,167,346 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) (without giving effect to the transactions contemplated by the Sixth Amendment, each of which does not take place unless and until the Stockholder Approval Effective Date occurs), calculated as the sum of:

(i)	42,500,678 Shares issued and outstanding as of March 27, 2024, as previously disclosed by the Company to the Reporting Persons;

(ii)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(iii)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

As of April 10, 2024, Acuitas Capital may be deemed to have beneficial ownership of 6,666,668 Shares, consisting of:

(i)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(ii)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

The Shares beneficially owned by Acuitas Capital represents approximately 13.56% of the total number of Shares outstanding as of April 10, 2024. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 6,666,668 Shares with Acuitas and Mr. Peizer.

Humanitario

All percentages of Shares outstanding contained herein with respect to Humanitario are based on 151,382,140 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) (without giving effect to the transactions contemplated by the Sixth Amendment, each of which does not take place unless and until the Stockholder Approval Effective Date occurs), calculated as the sum of:

(i)	42,500,678 Shares issued and outstanding as of March 27, 2024, as previously disclosed by the Company to the Reporting Persons;

(ii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities (as previously defined in the Original Statement) issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant (as previously defined in the Original Statement) and (2) 90,548,129 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.3442 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 above).

As of April 10, 2024, Humanitario may be deemed to have beneficial ownership of 135,963,648 Shares, consisting of:

(i)	an aggregate of 27,082,186 Shares owned by Humanitario as of the date hereof; and

(ii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 90,548,129 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.3442 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 above).

The Shares beneficially owned by Humanitario represents approximately 89.81% of the total number of Shares outstanding as of April 10, 2024. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 135,963,648 Shares with Mr. Peizer.

Mr. Peizer

All percentages of Shares outstanding contained herein with respect to Mr. Peizer are based on 192,168,033 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) (without giving effect to the transactions contemplated by the Sixth Amendment, each of which does not take place unless and until the Stockholder Approval Effective Date occurs), calculated as the sum of:

(i)	42,500,678 Shares issued and outstanding as of March 27, 2024, as previously disclosed by the Company to the Reporting Persons;

(ii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof;

(iii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 90,548,129 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.3442 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 above);

(iv)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(v)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

As of April 10, 2024, Mr. Peizer may be deemed to have beneficial ownership of 178,731,530 Shares, consisting of:

(i)	an aggregate of 29,064,175 Shares beneficially owned by Mr. Peizer as of the date hereof, representing the sum of (1) 1,981,989 Shares owned by Acuitas as of the date hereof and (2) 27,082,186 Shares owned by Humanitario as of the date hereof;

(ii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof;

(iii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 90,548,129 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.3442 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 above);

(iv)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(v)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

The Shares beneficially owned by Mr. Peizer represents approximately 93.01% of the total number of Shares outstanding as of April 10, 2024. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 178,731,530 Shares.

The foregoing beneficial ownership calculations do not reflect the transactions contemplated by the Sixth Amendment, including the issuance of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, the issuance of the Shares upon exercise or conversion, as applicable, of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, and the amendment to the conversion price of the Surviving Note, each of which does not take place unless and until the Stockholder Approval Effective Date occurs, as previously described in Item 4 of the Original Statement. The Stockholder Approval Effective Date has not occurred as of the date of this Amendment.”

Item 5(c) of the Statement is hereby supplemented with the following:

“Except as described in this Statement, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2024

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

ACUITAS CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

HUMANITARIO CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Sole Member

/s/ Terren S. Peizer
Terren S. Peizer